Exhibit 99.1

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended September 30, 2021 and 2020

(Unaudited - expressed in Canadian Dollars)

NOTICE OF NO AUDITOR REVIEW OF

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3) (a), if an auditor has not performed a review of the condensed interim consolidated financial statements they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited condensed interim consolidated financial statements of the Company have been prepared by management and reviewed by the Audit Committee and Board of Directors of the Company.

The Company’s independent auditor has not performed a review of these condensed interim consolidated financial statements in accordance with the standards established by the Chartered Professional Accountants of Canada for a review of condensed interim consolidated financial statements by an entity’s auditor.

XORTX THERAPEUTICS INC.

Condensed Interim Consolidated Statements of Financial Position

(Unaudited - expressed in Canadian Dollars)

	Note	September 30, 2021	December 31, 2020
		$	$
Assets

Current
Cash		4,997,607	171,271
Contract payments	5	1,826,404	1,826,404
Prepaid expenses and other	6	143,413	58,466
Deferred share issuance costs	6,14	621,408	—

		7,588,832	2,056,141
Non-current
Intangible assets	7	243,956	234,316

Total Assets		7,832,788	2,290,457

Liabilities

Current
Accounts payable and accrued liabilities	8	716,842	1,034,213
Derivative warrant liability	9(g)	11,355,000	—

Total Liabilities		12,071,842	1,034,213

Shareholders’ (Deficiency) Equity

Share capital	9	13,056,507	8,258,395
Share-based payments, warrant reserve and other	9	1,456,712	1,003,609
Obligation to issue shares	7(c)	32,238	32,238
Deficit		(18,784,511)	(8,037,998)

Total Shareholders’ (Deficiency) Equity		(4,239,054)	1,256,244

Total Liabilities and Shareholders’ (Deficiency) Equity		7,832,788	2,290,457

Nature of Operations (Note 1)

Commitments (Note 13)

Subsequent Events (Note 14)

/s/ “Allen Davidoff”	/s/ “Paul Van Damme”
Director	Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

XORTX THERAPEUTICS INC.

Condensed Interim Consolidated Statements of Comprehensive Loss

For the three and nine months ended September 30, 2021 and 2020

(Unaudited - expressed in Canadian Dollars)

		Three months ended September 30,		Nine months ended September 30,
	Note	2021	2020	2021	2020
		$	$	$	$
Expenses

Amortization	7	4,526	5,154	13,143	15,299
Consulting	10	109,269	15,000	355,610	63,708
Directors’ fees		39,500	—	39,500	—
General and administrative		6,263	1,742	30,087	7,583
Investor relations		118,947	52,848	384,072	131,204
Listing fees		36,858	10,802	88,314	36,628
Professional fees	10	(402,676)	37,819	201,697	87,580
Research and development		381,967	120,033	422,176	134,907
Share-based payments	9(f),10	62,221	90,443	355,662	286,695
Travel		—	—	2,100	8,460
Wages and benefits	10	48,000	48,000	148,412	148,097

Loss before other items		(404,875)	(381,841)	(2,040,773)	(920,161)

Accretion		—	—	—	(846)
Transaction costs on derivative warrant liability		—	—	(85,732)	—
Loss on derivative warrant liability	9(g)	(7,936,114)	—	(8,596,114)	—
Foreign exchange (loss) gain		(12,242)	(42,230)	(19,965)	9,967
Interest and other expenses		(1,382)	(839)	(3,929)	(11,851)
Forgiveness of debt		—	—	—	91,014

Net loss and comprehensive loss for the period		(8,354,613)	(424,910)	(10,746,513)	(831,877)

Basic and diluted loss per common share		(0.89)	(0.06)	(1.19)	(0.13)

Weighted average number of common shares outstanding
Basic and diluted		9,401,120	6,914,746	9,007,955	6,579,842

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

XORTX THERAPEUTICS INC.

Condensed Interim Consolidated Statements of Changes in Shareholders’ (Deficiency) Equity

(Unaudited - expressed in Canadian Dollars)

	Note	Number of common shares	Share capital	Reserves	Obligation to issue shares	Share subscriptions received in advance	Equity component on convertible loans	Deficit	Total
		$	$	$	$	$	$	$	$

Balance, December 31, 2019		5,359,444	5,863,872	607,803	—	70,000	5,202	(6,758,598)	(211,721)

Shares issued pursuant to private placement	9(b)	1,555,314	2,556,320	—	—	(70,000)	—	—	2,486,320
Share issuance costs		—	(70,500)	11,066	—		—		(59,434)
Convertible loan debt forgiveness		—		5,202	—		(5,202)		—
Share-based payments	9(f)	—		286,695	—		—		286,695
Net loss for the period		—	—	—	—	—	—	(831,877)	(831,877)

Balance, September 30, 2020		6,914,758	8,349,692	910,766	—	—	—	(7,590,475)	1,669,983

Warrants issued pursuant to private placement	9(b)	—	(91,297)	91,297	—	—	—	—	—
Convertible loan debt forgiveness		—	—	(5,202)	—	—	—	5,202	—
Obligation to issue shares	7(c)	—	—	—	32,238	—	—	—	32,238
Share-based payments	9(f)	—	—	6,748	—	—	—	—	6,748
Net loss for the period		—	—	—		—	—	(452,725)	(452,725)

Balance, December 31, 2020		6,914,758	8,258,395	1,003,609	32,238	—	—	(8,037,998)	1,256,244

Shares issued pursuant to private placement	9(b)	2,085,687	6,121,572	—	—	—	—	—	6,121,572
Warrants issued	9	—	(2,932,000)	—	—	—	—	—	(2,932,000)
Share issuance costs	9(b)	—	(311,216)	195,000	—	—	—	—	(116,216)
Options exercised		51,106	149,172	(65,172)	—	—	—	—	84,000
Warrants exercised		451,583	1,695,584	(32,387)	—	—	—	—	1,663,197
Shares issued for services		25,553	75,000	—	—	—	—	—	75,000
Share-based payments	9(f)	—	—	355,662	—	—	—	—	355,662
Net loss for the period		—	—	—	—	—	—	(10,746,513)	(10,746,513)

Balance, September 30, 2021		9,528,687	13,056,507	1,456,712	32,238	—	—	(18,784,511)	(4,239,054)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

XORTX THERAPEUTICS INC.

Condensed Interim Consolidated Statements of Cash Flows

For the nine months ended September 30, 2021 and 2020

(Unaudited - expressed in Canadian Dollars)

	Nine months ended September 30
	2021	2020
	$	$

Cash provided by (used in):

Operating activities
Net loss for the period	(10,746,513)	(831,877)

Items not affecting cash:
Accretion expense	—	846
Loss on derivative warrant liability	8,596,114	—
Amortization	13,143	15,299
Forgiveness of debt	—	(91,014)
Share-based payments	355,662	286,695
Shares issued for services	75,000	—
Unrealized foreign exchange loss	(2,156)	29,426
Changes in non-cash operating assets and liabilities:
Funds held in trust	—	70,000
Deposit	—	(1,606,320)
Prepaid expenses and other	(83,783)	(85,988)
Accounts payable and accrued liabilities	(316,379)	(86,808)
	(2,108,912)	(2,299,741)

Investing activities
Acquisition of intangible assets	(22,783)	(11,510)
	(22,783)	(11,510)

Financing activities
Proceeds from issuance of shares	6,121,572	2,486,320
Cash share issuance costs	(116,216)	(59,434)
Options exercised	84,000	—
Warrants exercised	1,490,083	—
Deferred share issuance costs	(621,408)	14,842
	6,958,031	2,441,728

Increase in cash	4,826,336	130,477

Cash, beginning of period	171,271	58,614

Cash, end of period	4,997,607	189,091

Supplemental Cash Flow and Non-Cash Investing and Financing Activities Disclosure
Cash paid for interest	—	—
Cash paid for income taxes	—	—
Application of CATO deposit against payable	—	172,784

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

XORTX THERAPEUTICS INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2021 and 2020

(Unaudited - expressed in Canadian Dollars)

1.	Nature of operations

XORTX Therapeutics Inc. (the “Company” or “XORTX”) was incorporated under the laws of Alberta, Canada on August 24, 2012 under the name ReVasCor Inc. and was continued under the Canada Business Corporations Act on February 27, 2013 under the name of XORTX Pharma Corp.  Upon completion of the reverse take-over (“RTO”) transaction on January 10, 2018 with APAC Resources Inc. (“APAC”), a company incorporated under the laws of British Columbia, the Company changed its name to “XORTX Therapeutics Inc.” and XORTX Pharma Corp. became a wholly-owned subsidiary.

XORTX is a public company listed on the TSX Venture Exchange (the “TSXV”) and the Nasdaq Stock Market (“Nasdaq”) under the symbol “XRTX” (Note 14). The Company’s operations and mailing address is Suite 4000, 421 - 7th Avenue SW, Calgary, Alberta, T2P 4K9 and its head and registered address is located at Suite 2400, 745 Thurlow Street, Vancouver, British Columbia, V6E 0C5.

XORTX is a bio-pharmaceutical company, dedicated to the development and commercialization of therapies to treat progressive kidney disease modulated by aberrant purine and uric acid metabolism in orphan disease indications such as autosomal dominant polycystic kidney disease, larger market type 2 diabetic nephropathy, and fatty liver disease. The Company’s current focus is on developing products to slow and/or reverse the progression of kidney disease in patients at risk of end stage kidney failure.

The Company is subject to a number of risks associated with the successful development of new products and their marketing and the conduct of its clinical studies and their results. The Company will have to finance its research and development activities and its clinical studies. To achieve the objectives in its business plan, the Company plans to raise the necessary capital and to generate revenues. Although there is no certainty, management is of the opinion that additional funding for future projects and operations can be raised as needed. The products developed by the Company will require approval from the U.S. Food and Drug Administration and equivalent organizations in other countries before their sale can be authorized. If the Company is unsuccessful in obtaining adequate financing in the future, research activities will be postponed until market conditions improve.

In March 2020, the World Health Organization declared coronavirus COVID-19 a global pandemic. This contagious disease outbreak, which has continued to spread, and any related adverse public health developments, have adversely affected workforces, economies, and financial markets globally, potentially leading to an economic downturn. It is not possible for the Company to predict the duration or magnitude of the adverse results of the outbreak and its effects on the Company’s business or results of operations at this time but may impact the Company’s ability to obtain additional financing to support future research projects.

2.	Basis of preparation

Statement of Compliance

These condensed interim consolidated financial statements have been prepared in accordance with International Standard 34, Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”) and interpretations of the IFRS Interpretations Committee (“IFRIC”). Accordingly, certain disclosures included in the annual financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) have been condensed or omitted. These unaudited condensed interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2020.

XORTX THERAPEUTICS INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2021 and 2020

(Unaudited - expressed in Canadian Dollars)

2.	Basis of preparation (continued)

Basis of Measurement and Presentation

These condensed interim consolidated financial statements have been prepared using the historical cost convention using the accrual basis of accounting except for financial instruments which have been measured at fair value. In the opinion of management, all adjustments (including normal recurring accruals), considered necessary for a fair presentation have been included. The accounting policies have been applied consistently to all periods presented in these consolidated financial statements.

These condensed interim consolidated financial statements incorporate the financial statements of the Company and its 100% owned subsidiaries. The accounts of the Company’s subsidiary are prepared for the same reporting period as the parent company, using consistent accounting policies, and all intercompany transactions and balances are eliminated on consolidation.

These condensed interim consolidated financial statements were approved for issue by the Board of Directors on November 24, 2021.

3.	Accounting policies

These condensed interim consolidated financial statements have been prepared on a basis consistent with the significant accounting policies disclosed in the annual financial statements for the year ended December 31, 2020. Accordingly, they should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2020, other than as noted below:

Derivative warrant liabilities

During the nine-month period ended September 30, 2021, the Company issued common share units with warrants for the Company’s common shares. The warrants are classified as a derivative financial liability as they contained a ratchet provision that provided for an adjustment in the exercise price if shares or securities convertible to shares were sold at a price lower than the exercise price. Therefore since the warrants (not including compensation warrants) may be settled other than by the exchange of a fixed amount of cash they meet the definition of a derivative financial liability. The warrants are initially recognized at fair value using the relative fair value method and subsequently measured at fair value with changes recognized through profit or loss.

The derivative liabilities will ultimately be converted into the Company’s equity (Share Capital) when the warrants are exercised or will be extinguished on the expiry of the outstanding warrants, and will not result in the outlay of any cash by the Company. Immediately prior to exercise, the warrants are remeasured at their intrinsic value (the intrinsic value being the share price at the date the warrant is exercised less the exercise price of the warrant), and this value is transferred to Share Capital on exercise.   Any remaining fair value is recorded through profit or loss as part of the change in estimated fair value of the derivative warrant liabilities.

The Company uses the Black-Scholes pricing model to estimate fair value at each period end date. The key assumptions used in the model are described in Note 9(g).

4.	Critical accounting judgments and estimates

The preparation of consolidated financial statements requires management to make judgments and estimates that affect the amounts reported in the consolidated financial statements and notes. By their nature, these judgments and estimates are subject to change and the effect on the consolidated financial statements of changes in such judgments and estimates in future periods could be material. These judgments and estimates are based on historical experience, current and future economic conditions, and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual results could differ from these judgments and estimates.

XORTX THERAPEUTICS INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2021 and 2020

(Unaudited - expressed in Canadian Dollars)

4.	Critical accounting judgments and estimates (continued)

Revisions to accounting estimates are recognized in the period in which the estimate is revised and may affect both the period of revision and future periods. Information about critical accounting judgments in applying accounting policies that have the most significant risk of causing material adjustment to the carrying amounts of assets and liabilities recognized in the consolidated financial statements within the next financial year are discussed below:

Share-based payment transactions and warrant liabilities

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the share option, volatility and dividend yield and making assumptions about them. Warrant liabilities are accounted for as derivative liabilities as exercise is not fixed. The assumptions and models used for estimating fair value for share-based payment transactions and warrant liabilities are disclosed in Note 9.

Impairment of intangible assets

Patents (obtained and pending) and licenses are reviewed for impairment at each financial reporting date. If, in the judgment of management, future economic benefits will not flow to the Company, then the Company will assess the recoverable value of the asset. If the carrying value is greater than the recoverable value, the asset will be impaired to the recoverable value.

Going concern assumption

The preparation of these condensed interim consolidated financial statements requires management to make judgments regarding the ability of the Company to continue as a going concern as discussed in Note 1.

5.	Contract payments

During 2018, the Company entered into an agreement with Cato Research Canada Inc. (“Cato”) to manage a planned clinical study.  As part of this agreement, the Company made a payment of USD $505,331 and has committed to utilize Cato for this clinical study, subject to certain conditions. During the year ended December 31, 2020, Cato agreed to apply $436,240 of the payments against the accounts payable balance owing to Cato and forgive interest on these balances of $36,234.

During the year ended December 31, 2020, the Company entered into an agreement with Prevail InfoWorks Inc. As part of the agreement, the Company paid $1,606,320 through the issuance of units in the private placement (USD $1,200,000 at the exchange rate on the date of the transaction) to be applied to future regulatory and clinical trial programs. The 977,318 units issued were measured by reference to their fair value on the issuance date, which is equal to the $1.64 per unit in the concurrent private placement.

The change in the deposits for the nine months ended September 30, 2021 and year ended December 31, 2020 are shown below:

	September 30 2021	December 31 2020
	$	$

Balance, beginning of period	1,826,404	656,324
Additions	—	1,606,320
Application of deposit against accounts payable	—	(436,240)
Balance, end of period	1,826,404	1,826,404

XORTX THERAPEUTICS INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2021 and 2020

(Unaudited - expressed in Canadian Dollars)

6.	Prepaid expenses and other

	September 30 2021	December 31 2020
	$	$

GST receivable	21,599	14,351
Deferred share issue costs	621,408	—
Prepaid expenses	121,814	44,115
	764,821	58,466

Prepaid expenses primarily include amounts in connection with investor relations conferences and investor relations. Deferred share issuance costs are costs in relation to the public offering that occurred subsequent to period end (Note 14).

7.	Intangible assets

Cost	Total
$
Balance, December 31, 2019	378,814
Additions	46,588
Impairment	(100,220)
Balance, December 31, 2020	325,182
Additions	22,783
Balance, September 30, 2021	347,965

Accumulated amortization	Total
$
Balance, December 31, 2019	106,426
Amortization	20,098
Impairment	(35,658)
Balance, December 31, 2020	90,866
Amortization	13,143
Balance, September 30, 2021	104,009

Carrying values	Total
$
At December 31, 2020	234,316
At September 30, 2021	243,956

The Company has licensed intellectual property from various third parties. The intangible assets relate solely to licensed intellectual property and there are no other classes of intangible assets. The intangible assets are as described below:

a)	The Company has licensed from a third party (the “Licensor”), under patent rights purchase agreement dated July 9, 2013 and amended April 15, 2014, certain patents relating to allopurinol for the treatment of hypertension. The Company paid a total of $42,460 (US$40,000) to the Licensor per the terms of the agreement.

The Company will also pay the Licensor royalties on the cumulative net revenues from the sale or sublicense of the product covered under the patent license until the later of (i) the expiration of the last patent right covering the product; and (ii) the expiration of ten years from the date of the first commercial sales of a product.

XORTX THERAPEUTICS INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2021 and 2020

(Unaudited - expressed in Canadian Dollars)

7.	Intangible assets (continued)

b)	In December 2012, the Company entered into an agreement to license certain intellectual property relating to the use of all uric acid lowering agents to improve the treatment of metabolic syndrome. Under this patent rights purchase agreement, between the Company and Dr. Richard Johnson and Dr. Takahiko Nakagawa (the “Vendors”), the Company issued 143,100 common shares at $0.35 per common share for a total instalment price of $50,400. The Company also had the option to pay the Vendors an additional US$75,000 to purchase the patents which was set up as a provision in the year ended December 31, 2018.

During the year ended December 31, 2020, the Company determined that it was no longer feasible to complete the purchase and as such, indicators of impairment existed leading to a test of recoverable amount of the license, which resulted in an impairment loss of $64,562. As this valuation technique requires management’s judgement and estimates of the recoverable amount, it is classified within level 3 of the fair value hierarchy.

The Company will pay the Vendors a royalty based on the cumulative net revenues from the sale or sublicense of the product covered under the licensed intellectual property until the later of (i) the expiration of the last patent right covering the product and (ii) the expiration of 10 years from the date of the first commercial sales of a product.

c)	Pursuant to a license agreement dated October 9, 2012, as amended on June 23, 2014, between the Company and the University of Florida Research Foundation, Inc. (“UFRF”), the Company acquired the exclusive license to certain intellectual property related to the use of all uric acid lowering agents to treat insulin resistance. The Company has paid or is obligated to pay UFRF the following consideration:

i)	an annual license fee of US$1,000 (2021 fees– paid);

ii)	reimburse UFRF for United States and/or foreign costs associated with the maintenance of the licensed patents;

iii)	the issuance to UFRF of 180,397 shares of common stock of the Company (160,783 have been issued to UFRF as at September 30, 2021. Remaining shares to be issued are included in obligation to issue shares);

iv)	milestone payments of US$500,000 upon receipt of FDA approval to market licensed product in the United States of America and US$100,000 upon receipt of regulatory approval to market each licensed product in each of other jurisdictions;

v)	royalty payments of up to 1.5% of net sales of products covered by the license until the later of (i) the expiration of any patent claims or (ii) 10 years from the date of the first commercial sale of any covered product in each country. Following commencement of commercial sales, the Company will be subject to certain annual minimum royalty payments that will increase annually to a maximum of US$100,000 per year; and

vi)	UFRF is entitled to receive a royalty of 5% of amounts received from any sub-licensee that are not based directly on product sales, excluding payments received for research and development or purchases of the Company’s securities at not less than fair market value.

UFRF may terminate the agreement if the Company fails to meet the above specified milestones.

8.	Accounts payable and accrued liabilities

	September 30 2021	December 31 2020
	$	$
Trade payables	641,128	389,982
Accrued liabilities	75,714	644,231
Total	716,842	1,034,213

XORTX THERAPEUTICS INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2021 and 2020

(Unaudited - expressed in Canadian Dollars)

9.	Share capital and reserves

a)	Authorized and issued

Unlimited common shares – 9,528,687 issued at September 30, 2021 (December 31, 2020 – 6,914,758)

b)	Issuances

Nine months ended September 30, 2021:

On February 9, 2021, the Company closed a private placement with the issuance of 2,085,687 units at a subscription price of $2.935 per unit for gross proceeds of $6,121,572. Each unit comprised one common share and one common share purchase warrant. Each warrant entitles the holder, on exercise, to purchase one additional common share in the capital of the Company, at a price of $4.70 for a period of five years from the issuance of the units; provided, however, that, if, at any time following the expiry of the statutory four month hold period, the closing price of the common shares is greater than $14.09 for 10 or more consecutive trading days, the warrants will be accelerated upon notice and the warrants will expire on the 30th calendar day following the date of such notice. In addition, the Warrants are also subject to typical anti-dilution provisions and a ratchet provision that provides for an adjustment in the exercise price should the Company issue or sell common shares or securities convertible into common shares at a price (or conversion price, as applicable) less than the exercise price such that the exercise price shall be amended to match such lower price.

In connection with the private placement, the Company paid $116,216 in cash commissions and issued 58,288 finders’ warrants. Each finders’ warrant is exercisable into one common share at a price of $4.70 and having the same expiry, acceleration and anti-dilution provisions as the warrants included in the private placement.

The Company issued 51,106 common shares for the exercise of options in the amount of $84,000. A value of $65,172 was transferred from the share-based payments to share capital as a result.

The Company issued 451,583 common shares for the exercise of warrants in the amount of $1,490,083. A value of $32,387 was transferred from reserves to share capital and a value of $173,114 was transferred from the derivative warrant liability to share capital as a result.

Pursuant to the terms of a consulting agreement, the Company issued 25,553 common shares with a fair value of $75,000 in exchange for services.

Year ended December 31, 2020:

On February 28, 2020, the Company closed a private placement, through the issuance of 1,555,314 units for gross proceeds of $2,556,320, of which $900,000 was received in cash, $50,000 represented the conversion of certain outstanding payables into units and $1,606,320 (US$1,200,000 at the then current exchange ratio) was issued to Prevail Partners LLC, who have agreed to provide certain services to the Company in exchange for units. The 977,318 units issued to Prevail Partners LLC were measured by reference to their fair value on the issuance date, which is equal to the $1.64 per unit in the concurrent private placement.

Each unit comprised one common share and one common share purchase warrant exercisable at $2.94 for a period of one year from the issuance of the units. However, if at any time following the expiry of the statutory four-month hold period, the closing price of the common shares is greater than $4.11 for 10 or more consecutive trading days, the Company may notify the holder, by way of a news release, that the warrants will expire on the 20th business day following the date of such notice, unless exercised by the holder before such date. The warrants were assigned a value of $91,297 using the residual method.

XORTX THERAPEUTICS INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2021 and 2020

(Unaudited - expressed in Canadian Dollars)

9. Share capital and reserves (continued)

b)	Issuances (continued)

The Company paid $59,434 in cash share issuance costs and issued 11,896 finders' warrant units valued at $11,066, with each finder's warrant unit being exercisable at $1.64 for a period of 12 months from the closing of the private placement. Each finders’ warrant unit comprised one common share and one common share purchase warrant exercisable at $2.94 for a period of one year from the closing date of the private placement. The warrants are subject to the same acceleration provision as the warrants issued in the private placement.

As at December 31, 2019, $70,000 of the cash proceeds were received and held in trust by the Company’s lawyer and recorded as share subscriptions received in advance. The amount was reclassified to share capital during the year ended December 31, 2020, upon closing of the private placement.

c)	Escrow Shares

Following the closing of the RTO, the Company had an aggregate of 441,946 common shares held in escrow pursuant to an escrow agreement dated January 9, 2018. The shares were subject to a 10% release on January 25, 2018, with the remaining escrowed securities being released in 15% tranches every 6 months thereafter. As at September 30, 2021, there were nil shares (December 31, 2020 – 66,292) remaining in escrow.

d)	Common Share Purchase Warrants

A summary of the changes in warrants for the period ended September 30, 2021 and year ended December 31, 2020 is presented below:

	Number of Warrants	Exercise price

Balance, December 31, 2019	341,119	$9.39
Granted – February 28, 2020	1,555,317	$2.94
Expired – January 10, 2020	(341,119)	$9.39

Balance, December 31, 2020	1,555,317	$2.94
Granted – February 9, 2021	2,085,687	$4.70
Exercised	(440,012)	$3.34
Expired	(1,215,816)	$2.94
Balance, September 30, 2021	1,985,176	$4.70

The weighted average contractual remaining life of the unexercised warrants was 4.36 years (2020 – 0.16 years)

The following table summarizes information on warrants outstanding at September 30, 2021:

Exercise Price	Number Outstanding	Expiry date	Average Remaining Contractual Life
$4.70	1,985,176	February 9, 2026	4.36 years

XORTX THERAPEUTICS INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2021 and 2020

(Unaudited - expressed in Canadian Dollars)

9. Share capital and reserves (continued)

e)	Finders’ Warrants

A summary of the changes in finders’ warrants for the period ended September 30, 2021 and year ended December 31, 2020 is presented below:

	Number of Warrants	Exercise price

Balance, December 31, 2019	—	—
Granted – February 28, 2020 – finders’ warrants	11,896	$1.64
Balance, December 31, 2020	11,896	$1.64
Granted – February 9, 2021 – finders’ warrants	58,288	$4.70
Exercised	(11,571)	$1.87
Expired	(1,193)	$1.64

Balance, September 30, 2021	57,420	$4.70

The weighted average contractual remaining life of the unexercised finders’ warrant was 4.36 years (2020 – 0.16 years)

The following table summarizes information on finders’ warrants outstanding at September 30, 2021:

Exercise Price	Number Outstanding	Expiry date	Average Remaining Contractual Life
$4.70	57,420	February 9, 2026	4.36 years

The fair value of finders’ warrant was estimated at $195,000 on the date of grant using Black-Scholes. The exercise price of the unit of $4.70; expected life of 5.0 years; expected volatility of 160%; risk free rate of 0.58%; and expected dividend yield of 0%.

f)	Stock Options

The Company has an incentive Stock Option Plan (the “Plan”) for directors, officers, employees and consultants, under which the Company may issue stock options to purchase common shares of the Company provided that the amount of incentive stock options which may be granted and outstanding under the Plan at any time shall not exceed 10% of the then issued and outstanding common shares of the Company.

The fair value of stock options granted was estimated on the date of grant using the Black-Scholes model with the following data and assumptions.

	2021	2020
Dividend yield	Nil	Nil
Annualized volatility	145.24%-149.46%	151.64% - 152.24%
Risk-free interest rate	0.36%-0.82%	0.33%
Expected life	5 years	5 years

XORTX THERAPEUTICS INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2021 and 2020

(Unaudited - expressed in Canadian Dollars)

9.	Share capital and reserves (continued)

f)	Stock Options (continued)

The risk-free interest rate is the yield on zero-coupon Canadian Treasury Bills of a term consistent with the assumed option life. The expected life of the option is the average expected period to exercise. Volatility is based on available historical volatility of the Company’s share price. The Company has not declared dividends in the past.

The 59,624 options granted January 11, 2021 vested immediately.

Of the 268,307 options granted June 23, 2020, 127,768 of the options vested immediately and 140,545 options vest in equal monthly installments over 36 months.

The 12,776 options granted August 25, 2020 vested immediately.

Of the 42,588 options granted May 12, 2021, 21,294 of these options vested immediately, and 21,294 options vest in equal monthly installments over 36 months.

The 21,294 options granted June 16, 2021 vested immediately.

63,882 options were granted July 14, 2021 to vest in equal monthly installments over 36 months.

The share-based payment expense recognized was $62,221 and $355,662 during the three and nine months ended September 30, 2021 (2020 - $90,443 and $286,695).

A summary of the changes in stock options for the nine months ended September 30, 2021 and year ended December 31, 2020 is presented below:

	Number of Options	Exercise price
Balance, December 31, 2019	183,124	$5.87
Granted – June 23, 2020	268,307	$1.64
Granted – August 25, 2020	12,776	$2.82
Balance, December 31, 2020	464,207	$3.29
Granted – January 11, 2021	59,624	$3.29
Granted – May 12, 2021	42,588	$1.88
Granted – June 16, 2021	21,294	$1.76
Granted – July 14, 2021	63,882	$2.41
Exercised	(51,106)	$1.64
Expired	(80,917)	$3.40
Balance, September 30, 2021	519,572	$3.19
Vested and exercisable, September 30, 2021	371,937	$3.66

The weighted average contractual remaining life of the unexercised options was 3.42 years (December 31, 2020 – 3.64 years).

XORTX THERAPEUTICS INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2021 and 2020

(Unaudited - expressed in Canadian Dollars)

9.	Share capital and reserves (continued)

f)	Stock Options (continued)

The following table summarizes information on stock options outstanding at September 30, 2021:

Exercise Price	Number Outstanding	Number Exercisable	Average Remaining Contractual Life
$5.87	127,760	127,760	1.47 years
$5.87	21,294	20,112	2.10 years
$1.64	170,354	100,795	3.73 years
$2.82	12,776	12,776	3.91 years
$3.29	59,624	59,624	4.28 years
$1.88	42,588	24,252	4.62 years
$1.76	21,294	21,294	4.71 years
$2.41	63,882	5,324	4.79 years
	519,572	371,937

g)	Derivative warrant liability

Private Placement Warrants:

During the nine-month period ended September 30, 2021, the Company issued warrants for the Company’s common shares pursuant to a financing in February 2021 as described above.

The warrants issued as part of the unit contain a ratchet provision that provides for an adjustment in the exercise price if shares or securities convertible to shares are sold at a price lower than the exercise price. Therefore since the warrants, (not including compensation warrants), may be settled other than by the exchange of a fixed amount of cash they meet the definition of a derivative financial liability.

The fair value of the warrants was estimated at $2,932,000 on the date of grant using the Black-Scholes model with the following assumptions: exercise price of the warrant of $4.70; expected life of 5.0 years; expected volatility of 160%; risk free rate of 0.58%; and expected dividend yield of 0%.

During the nine-month period ended September 30, 2021, 440,012 warrants were exercised and a value of $173,114 was transferred from the derivative warrant liability to share capital as a result.

The balance of the derivative warrant liabilities (level 3) is as follows:

September 30 2021
Balance at January 1, 2021	$—
Warrants issued February 9, 2021	2,932,000
Warrants exercised	(173,114)
Fair value adjustment	8,596,114
Balance at September 30, 2021	$11,355,000

XORTX THERAPEUTICS INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2021 and 2020

(Unaudited - expressed in Canadian Dollars)

9.	Share capital and reserves (continued)

g)	Derivative warrant liability

Significant assumptions used in determining the fair value of the derivative warrant liabilities at September 30, 2021 are as follows:

September 30, 2021
Share price	$6.16
Risk-free interest rate	0.88%
Dividend yield	0%
Expected volatility	165%
Remaining term (in years)	4.4

The fair value is classified as level 3 as expected volatility is determined using historical volatility and is therefore not an observable input.

h)	Share Consolidation

On September 23, 2021, the Company completed a share consolidation of the common shares on a basis of 1 post-consolidation common share for 11.74 pre-consolidation common shares (the “Consolidation”). As required by IAS 33, Earnings per Share, all information with respect to the number of common shares and issuance prices for time periods prior to the Consolidation have been restated to reflect the Consolidation.

10.	Related party transactions

All related party transactions were measured at the amount of consideration established and agreed to by the related parties. All amounts due from/payable to related parties are unsecured, non-interest bearing and have no fixed terms of repayment.

During the three and nine months ended September 30, 2021, the Company incurred the following transactions with related parties:

a)	Wages and benefits were paid or accrued to an officer of the Company in the amount of $48,000 and $148,412 (2020 - $48,000 and $148,097).

b)	Professional fees were paid or accrued to a former officer of the Company in the amount of $nil and $34,500 (2020 - $7,500 and $22,500).

c)	Professional fees were paid or accrued to an officer of the Company in the amount of $38,000 and $38,000 (2020 - $nil and $nil).

d)	Consulting fees were accrued to directors of the Company in the amount of $28,500 and $66,500 (2020 - $9,000 and $27,000).

XORTX THERAPEUTICS INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2021 and 2020

(Unaudited - expressed in Canadian Dollars)

10.	Related party transactions (continued)

e)	As at September 30, 2021, $15,750 (December 31, 2020 - $52,450) was payable to the Chief Financial Officer (“CFO”) of the Company for CFO services, and $22,500 (December 31, 2020 - $20,340) was payable to directors of the Company and $nil (December 31, 2020 - $518,084) was accrued to the Chief Executive Officer (“CEO”) of the Company, for CEO services. The balances are unsecured, non-interest bearing, and have no fixed terms of repayment.

f)	Management compensation transactions for the three and nine months ended September 30, 2021 and 2020 are summarized as follows:

	Short-term employee benefits	Share-based payments	Total
	$	$	$
Three months ended September 30, 2020
Directors and officers	64,500	65,105	129,605

Three months ended September 30, 2021
Directors and officers	48,000	31,027	79,027

	Short-term employee benefits	Share-based payments	Total
	$	$	$
Nine months ended September 30, 2020
Directors and officers	197,597	219,586	417,183

Nine months ended September 30, 2021
Directors and officers	148,412	214,621	363,033

11.	Financial instruments and risk management

The Company’s financial instruments consist of cash, accounts payable and accrued liabilities, and warrant liability. These financial instruments are classified as financial assets at FVTPL and financial liabilities at amortized cost. The fair values of these financial instruments approximate their carrying values at September 30, 2021, due to their short-term nature.

The Company thoroughly examines the various financial instruments and risks to which it is exposed and assesses the impact and likelihood of those risks. These risks include foreign currency risk, interest rate risk, market risk, credit risk, and liquidity risk. Where material, these risks are reviewed and monitored by the Board of Directors.

XORTX THERAPEUTICS INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2021 and 2020

(Unaudited - expressed in Canadian Dollars)

12.	Capital management

The Company defines capital that it manages as shareholders’ equity. The Company manages its capital structure in order to have funds available to support its research and development and sustain the future development of the business. When managing capital, the Company’s objective is to ensure the entity continues as a going concern as well as to maintain optimal returns to shareholders and benefits for other stakeholders. Management adjusts the capital structure as necessary in order to support its activities.

Since inception, the Company’s objective in managing capital is to ensure sufficient liquidity to finance its research and development activities, general and administrative expenses, expenses associated with intellectual property protection and its overall capital expenditures. There were no changes during the nine months ended September 30, 2021. The Company is not exposed to external requirements by regulatory agencies regarding its capital.

13.	Commitments

The Company has long-term arrangements with commitments that are not recognized as liabilities as at September 30, 2021 and December 31, 2020 as follows:

a)	Employment Agreement

	September 30 2021	December 31 2020
	$	$
Management services – officers	192,000	192,000

The President, CEO and a director of the Company has a long-term employment agreement with the Company. The agreement has a termination clause whereby he is entitled to the equivalent of 12 times his then current monthly salary which, as of September 30, 2021, equated to $192,000.

b)	Payments

In the normal course of business, the Company has committed to payments totaling $700,812 (2020 - $nil) for activities related to its clinical trial, manufacturing, collaboration programs and other regular business activities which are expected to occur over the next two years.

14.	Subsequent events

On October 15, 2021, the Company listed its common shares on Nasdaq under the symbol “XRTX” and closed an underwritten public offering of 2,906,000 units, with each unit consisting of one common share, no par value, and one warrant to purchase one common share at a public offering price of US$4.13 per Unit, for aggregate gross proceeds of $14,851,850 (US$12,001,780), prior to deducting underwriting discounts and other offering expenses (the “US IPO Offering”). The share-issue costs included $1,709,355 in cash costs and $483,879 in non-cash costs. The warrants have an initial exercise price of US$4.77 per share and have a term of five years. In addition, the Company granted the underwriters a 45-day option to purchase up to an additional 435,900 common shares and/or warrants to purchase up to an additional 435,900 common shares at the US IPO Offering price less the underwriting discounts. On October 15, 2021, the underwriter exercised its option to purchase additional warrants to purchase up to an additional 435,900 common shares. The warrants issued as part of a unit in the US IPO Offering will be recorded as a financial liability as the exercise price of these units is denominated in a currency other than the functional currency of the Company. On November 8, 2021, the underwriter partially exercised its 45-day option for 355,000 common shares at US$4.13 per share, resulting in additional gross proceeds to the Company of approximately US$1.47 million which increased the US IPO Offering to 3,261,000 common shares and 3,341,900 warrants. The completion of the US IPO Offering removed the ratchet provision associated with the private placement that closed February 9, 2021 (see Note 9(b)).

XORTX THERAPEUTICS INC.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2021 and 2020

(Unaudited - expressed in Canadian Dollars)

14.	Subsequent events (continued)

As at September 30, 2021, there were $621,408 in deferred share issuance costs included in prepaid expenses.

On November 2, 2021, the Company announced that it had received final approval to list its common shares on the TSXV under the symbol “XRTX”. The Company’s shares were de-listed from trading on the Canadian Securities Exchange (the “CSE”) effective November 4, 2021 and began trading on the TSXV commenced on November 5, 2021.